FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 7, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 7, 2003                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

6 March 2003

GlaxoSmithKline PLC

                              GSK Share Re-Purchases

GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on 20th May 2002, it purchased for cancellation 930,000 of its Ordinary 25 pence shares on Thursday 6th March 2003 at a price of 1067.99 pence per share.

                   Levitra(TH) (vardenafil HCl) Approved for
            the Treatment of Erectile Dysfunction by European Commission

         A New Treatment Option Could Mean Improved Sexual Performance for
          Some 30 Million Men1 Affected by Erectile Dysfunction in Europe

Leverkusen, Germany and London, UK - 7 March 2003 - Bayer HealthCare of Bayer AG [DAX and NYSE: BAY] and GlaxoSmithKline plc [LSE and NYSE: GSK] announced today that they have received marketing authorisation from the European Commission for Levitra(TH) (vardenafil HCl), a new oral PDE-5 inhibitor for the treatment of male erectile dysfunction (ED). The decision follows a positive opinion by the European Committee for Proprietary Medicinal Products (CPMP)on 21 November 2002. Bayer and GSK anticipate launching Levitra as soon as possible in European markets. The drug has also been approved by regulatory authorities in several Latin American countries and has been submitted for approval to regulatory agencies in all major markets, including the United States.

"We are delighted with the European Commission's decision and look forward to bringing Levitra to market for the millions of men in Europe who could benefit from a new option to treat ED," said Dr. Christa Kreuzburg, Head of Europe for Bayer HealthCare's Pharmaceuticals Division. "We know that many men are not completely satisfied with existing treatments and are looking for effective new options. We believe Levitra will improve sexual satisfaction for men who have ED by providing them with a highly efficacious and reliable treatment. Together with GSK, we are committed to bringing this product to all European markets with initial launches starting this month," she added.

"Patients have responded extremely well to treatment with Levitra," said
Mr. Ian Eardley, MA, FRCS (Urol), a Levitra clinical trial investigator and consultant at St. James University Hospital, Leeds, UK. "I view Levitra as an important first-line therapy in the broad population of men with ED - even for difficult-to-treat patients, such as men with diabetes. I will prescribe it with confidence knowing that it will effectively treat a majority of my patients with impaired erectile function," he concluded.

The CPMP based its decision to recommend approval of Levitra on clinical data that included results from more than 3750 men representing a broad patient population. Levitra has been shown to work quickly and have reliable efficacy over time.2,5

Erectile dysfunction is a common health condition, but despite the high prevalence of ED, the condition still goes largely untreated. Experts estimate that only 15-20 percent of the 152 million men worldwide are currently being treated.1,4

Simon Bicknell
Company Secretary
7 March 2003

Notes to Editors
- Erectile dysfunction is defined as the persistent inability to attain and maintain an erection sufficient to permit satisfactory sexual intercourse.
- It is estimated that some degree of ED affects more than one half of all men over the age of 40 and that worldwide an estimated 152 million men suffer from ED. The number of men with ED is expected to more than double to 322 million by 2025.(1)
- Phosphodiesterase type 5 (PDE-5) is the predominant enzyme found in human penile erectile tissue and is associated with erections. PDE-5 inhibitors typically work by blocking this enzyme to enhance or prolong the erectile response.
- Levitra was specifically selected for development as an ED therapy because of its in vitro potency and high selectivity for the inhibition of the PDE-5 enzyme.
- Levitra allows some men to attain an erection in as early as 15 minutes after dosing (25 minutes for most men) and following sexual stimulation.2
- Levitra is formulated as an orange, round, coated tablet in doses of 5, 10 and 20 mg. For most patients, the recommended starting dose of Levitra is 10 mg taken orally 25 to 60 minutes before sexual activity. The effect of Levitra can last up to nearly five hours.(2)
- Levitra is contraindicated in men taking nitrates and nitric oxide donors (a group of medications used to treat angina pectoris, or chest pain). It is also contraindicated in men for whom sex is inadvisable and men older than 75 years who concomitantly use potent CYP 3A4 inhibitors (such as ritonavir, indinavir, ketoconazole and itraconazole).(2)
- The safety of vardenafil has not been studied in the following sub-groups of patients, and its use is therefore contraindicated until further information is available: those with severe hepatic impairment, endstage renal disease requiring dialysis, hypotension, recent history of stroke or myocardial infarction, unstable angina and known hereditary retinal degenerative disorders.
- Levitra, researched and discovered by Bayer AG, will be marketed by Bayer and GlaxoSmithKline plc through a worldwide co-promotion and co-development agreement that the two companies signed in November 2001. Marketing Authorisation Applications have been approved by regulatory authorities in several Latin American countries and have been submitted for regulatory review in all major regions worldwide, including the United States and Japan.


About Bayer HealthCare
Bayer Pharmaceuticals Corporation is part of the worldwide operations of Bayer HealthCare, a subgroup of Bayer AG. Bayer HealthCare has annual sales amounting to some 10 billion euro and is one of the world's leading innovators in the health care and medical products industry. Bayer HealthCare combines the global activities of the divisions of Bayer AG in the fields of Biological Products, Consumer Care, Diagnostics and Pharmaceuticals. More than 34,000 employees support the worldwide operations of Bayer HealthCare.

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

About GSK
GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, GlaxoSmithKline cautions investors that any forward-looking statements or projections made by GSK, including those made in this news release, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the company's operations are discussed in the section "Cautionary factors that may affect future results" in GSK's results announcement for the year ended
31 December 2002, filed with the U.S.Securities and Exchange Commission.


References
1. Aytac IA, McKinlay JB, Krane RJ. The likely worldwide increase in erectile dysfunction between 1995 and 2025 and some possible policy consequences. BJU Int,1999;84:50-56.

2.   Summary of Product Characteristics, 7 March 2003.

3. Valiquette L, Hellstrom W, Gittelman M, Barkin J, Thibonnier M, Padma-Nathan H. Vardenafil provides reliable efficacy over time in men with erectile dysfunction. Presented at the 10th Congress of the International Society for Sexual and Impotence Research, 24 September 2002, Montreal, Quebec, Canada.

4.   Southgate J. New rivals to Viagra expand the market.
     Scrip World Pharmaceutical News, 2002.